March 18, 2026

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Mode Mobile, Inc.
Offering Statement on Form 1-A/A
Filed March 18, 2026
File No. 024-12709

Ladies and Gentlemen:

On behalf of Mode Mobile, Inc., I hereby request qualification of the above-referenced offering statement on Friday, March 20, 2026 at 4:00pm, Eastern Time, or as soon thereafter as is practicable.

Sincerely,

/s/ Dan Novaes
Dan Novaes
Chief Executive Officer
Mode Mobile, Inc.

Cc:	Andrew Stephenson, Esq.
Geoffrey Ashburne, Esq
CrowdCheck Law LLP